ACCELERATED DEATH BENEFIT FOR TERMINAL ILLNESS RIDER

This Accelerated Death Benefit for Terminal Illness Rider (the “Rider”) is a part of the Policy to which it is attached. It becomes effective on the date coverage becomes effective on this Policy and ceases to be effective on Rider’s Expiry Date as shown in the Policy Specifications Page. In the event of a conflict with any provision in the Policy, the terms in this Rider control. There is no charge for this Rider, and it provides no additional Surrender Value or Loan Amount.

The benefits payable under this Rider are intended to qualify as accelerated death benefits under section 101(g) of the Internal Revenue Code of 1986, as amended (“the Code”). These benefits are not intended to qualify as long-term care insurance under section 7702B of the Code.

The receipt of an accelerated death benefit may be taxable to You, if the benefit does not satisfy all qualification requirements under section 101(g) of the Code.

If You are paid a benefit under this Rider, Your Policy’s Death Benefit, Surrender Value, Maximum Loan Amount, future Premiums, and Cost of Insurance charges will be reduced. In addition, You may lose Your right to receive certain public funds such as Medicare, Medicaid, Social Security, Supplemental Security Income (SSI), and possibly others.

YOU SHOULD CONSULT YOUR PERSONAL TAX OR LEGAL ADVISOR BEFORE CLAIMING FOR A BENEFIT UNDER THIS RIDER.

Definitions – All terms in this Rider have the same meaning as in the Policy, including the terms “You” and “Your” which refer to the Owner of the Policy. In addition, several terms, specific to this Rider, are defined as follows:

Accelerated Death Benefit – the amount of Death Benefit paid in advance of the death of the Insured, pursuant to the terms of this Rider. Any amount of Death Benefit requested for acceleration, but not yet paid, is allocated to the Remaining Death Benefit.

Licensed Physician – a doctor of medicine or osteopathy (as defined in section 1861(r)(1)) of the Social Security Act), residing and practicing in the United States, legally authorized to practice medicine and surgery by the state in which he or she performs such function or action and who is acting within scope of his or her license when performing such functions. May not be the Owner, the Insured, or a family member of either the Owner or the Insured.

Qualifying Event – the certification, as described in this Rider, that the Insured is a Terminally Ill Person.

Remaining Death Benefit – an amount equal to the Death Benefit of Your Policy immediately before acceleration reduced by the Accelerated Death Benefit paid.

Terminally Ill Person – a person who has been certified by Licensed Physician as having an illness or a physical condition which can reasonably be expected to result in death within 12 months after the date of certification.

Rider Benefits

We will pay an Accelerated Death Benefit, at the time of a Qualifying Event, as described in this Rider.

Only one claim for acceleration can be made under this Rider. Exercising this Rider will preclude You from exercising any additional accelerated death benefit riders attached to this Policy. After acceleration, the Death Benefit of Your Policy will be the Remaining Death Benefit.

If the Insured dies after You elect to receive Accelerated Death Benefits, but before any such benefits are paid, the election shall be cancelled and the Death Benefit paid pursuant to the Policy.

Claiming an Accelerated Death Benefit

There is no waiting period for this benefit. To submit a claim for an Accelerated Death Benefit, You must notify Us in writing, while the Insured is living and the Policy and Rider are in force, of Your intention to seek an Accelerated Death Benefit. Within 15 days of receiving Your notice, We will provide You with any forms You will need to complete Your claim and any additional information We require.

You must return the completed form(s) to Us along with evidence, satisfactory to Us, that all of the conditions for eligibility are met. Such evidence must include:

•	certification by a Licensed Physician that the Insured is a Terminally Ill Person, as described in this Rider, and

•	authorization from the Insured to obtain copies of any medical records that We may require.

If We do not furnish the claims forms within 15 days, it will be sufficient for You to provide written proof that the Insured satisfies all of the conditions for eligibility as described in this Rider.

Exceptions to Eligibility

You will not be eligible to receive an Accelerated Death Benefit if:

•	You are required by law to use this benefit to meet the claims of creditors, whether in bankruptcy or otherwise; or

•	You are required by a government agency to use this benefit to qualify for, obtain, or keep a government benefit or entitlement; or

•	the Insured is a Terminally Ill Person as a result of intentional self-inflicted injuries within 2 years of the Issue Date.

Amount of Accelerated Death Benefit

You can choose to accelerate up to 75% of the Death Benefit up to a maximum of $500,000. The Accelerated Benefit Death payment is this amount, discounted by one year of interest guaranteed not to exceed the Interest Charged on Borrowed Amouts described in the Policy to which this Rider is attached.

The Accelerated Death Benefit will be payable in a lump sum at least equal to the percentage of the Death Benefit being accelerated multiplied by the difference between the current Policy Value and Loan Amount.

No Surrender Charge will apply when You receive an Accelerated Death Benefit.

Payment of the Accelerated Death Benefit

Upon receipt of due proof of eligibility as described under “Claiming an Accelerated Death Benefit," We will immediately pay the Accelerated Death Benefit in a lump sum to You or Your estate (unless You have designated otherwise), provided that

•	the Insured is living and this Policy and Rider are in force on the date We received all documentation necessary to pay Your claim, and

•	all irrevocable beneficiaries and assignees have, in writing, approved payment of the Accelerated Death Benefit.
We may, at Our expense, require certification by a Licensed Physician of Our choice. If there is a difference of opinion regarding the Insured’s eligibility for benefits, We may seek, at Our expense, a third medical opinion of a Licensed Physician that is mutually acceptable to the Insured and Us.

Impact on Your Death Benefit

The Accelerated Death Benefit will reduce Your Death Benefit dollar for dollar.

Effect on Policy Values

Prior to paying an Accelerated Death Benefit, We will provide You, and any irrevocable beneficiary and any assignee, with a statement demonstrating the effect of acceleration on Your Death Benefit, Policy Value, Surrender Value, and any Loan Amount. Upon payment of an Accelerated Death Benefit, We will send You an endorsement reflecting these Policy values as of the effective date of the acceleration.

A portion of Your Accelerated Death Benefit will first be applied to repay any Loan Amount but only up to the amount of the Loan Amount multiplied by the percentage of the Policy Death Benefit that is accelerated.

After We pay the Accelerated Death Benefit, any Withdrawal, Surrender, or new Policy loan will be limited to the Net Surrender Value. Any remainng Policy Value will be transferred to the Fixed Account and no future Fund Transfers will be permitted.

When You are paid a benefit under this Rider, Your Policy’s Death Benefit, Surrender Value, Maximum Loan Amount and Cost of Insurance charges will be reduced. .

Termination

This Rider terminates under the following conditions:

•	Upon Your written request

•	Upon termination of the Policy

Termination of this Rider will not affect any claim for an Accelerated Death Benefit made while the Rider was in effect.

Incontestability

This Rider will be incontestable under the same terms as this Policy.

Reinstatement

If this Policy and Rider have terminated, You may reinstate this Rider as a part of, and under the same terms as, the reinstatement of this Policy.

Symetra Life Insurance Company
[                ]

[David S Goldstein]
[Secretary]

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